Exhibit 12.1

Virginia Electric and Power Company
Computation of Ratio of Earnings to Fixed Charges
(millions of dollars)

			Years Ended
	Nine Months Ended September 30, 2006	Twelve Months Ended September 30, 2006	2005	2004	2003	2002	2001

Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$616	$ 707	$ 754	$ 929	$ 875	$1,248	$700
Fixed charges included in the determination of net income	232	337	333	258	309	301	309
Total earnings, as defined	$848	$1,044	$1,087	$1,187	$1,184	$1,549	$1,009

Fixed charges, as defined:
Interest charges	$231	$335	$329	$256	$318	$308	$319
Rental interest factor	8	11	10	9	10	10	10
Total fixed charges, as defined	$239	$346	$339	$265	$328	$318	$329

Ratio of Earnings to Fixed Charges	3.55	3.02	3.21	4.48	3.61	4.87	3.07